UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Release on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Refinances its 2019 Notes with Improved Terms and Flexibility

May 6, 2019 – Atlantica Yield plc (NASDAQ: AY) (“Atlantica”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environmental sectors, announced today that it has entered into a senior unsecured note issuance facility agreement, for a total amount of the euro equivalent of $300 million (approximately €268 million) and a 6-year tenor, to be fully subscribed by a private investor.

The notes are expected to be issued in the second quarter of 2019 and are expected to mature on April 30, 2025. Atlantica intends to fully hedge the notes with an interest rate swap of no less than 3 years, resulting in an expected interest rate of approximately 4.5%. The proceeds from the notes are expected to be used to refinance Atlantica’s existing 7.0% senior notes maturing on November 15, 2019 (the “Notes”) and for general corporate purposes. Additionally, under the agreement, Atlantica may capitalize interest on the notes issued thereunder for a period of up to two years from closing at Atlantica’s discretion, subject to certain conditions.

Atlantica expects several improvements with this new financing, including:

• A cost[1] improvement of approximately $4 million per annum expected from 2020;
• An option to capitalize up to 2 years of interest payments (equal to approximately $14 million per year), which would partially offset the cash available for distribution (“CAFD”) impact if Mojave’s distribution was delayed;
• A longer tenor compared with the existing financing and;
•A natural hedge for CAFD generated in euro.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer
Francisco Martinez-Davis
E  ir@atlanticayield.com

Investor Relations & Communication
Leire Perez
E  ir@atlanticayield.com
T  +44 20 3499 0465

[1] Calculated as the difference between the annual coupon of the existing 2019 Notes and the expected 4.5% interest cost of the hedging for the new Note Issuance Facility for three years and assuming current €/$ FX rate.
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Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology. Forward-looking statements include, but are not limited to, statements relating to: the terms of the notes, the hedging of the notes and interest rate, the use of proceeds and the redemption of the existing notes. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2018 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer
Date: May 6, 2019

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